EXHIBIT 99.1

Brookfield Renewable Announces Strong First Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, May 06, 2022 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, "BEP") today reported financial results for the three months ended March 31, 2022.

"Our business performed well in the quarter as we delivered solid financial results and executed on several key strategic initiatives, including entering a new decarbonization asset class with an investment in carbon capture solutions," said Connor Teskey, CEO of Brookfield Renewable. "With decarbonization and energy security firmly established as a priority of global leaders, we are well positioned to deploy capital at accretive returns, leveraging our global reach, operating capabilities and development pipeline to accelerate the build-out of clean energy at scale and drive decarbonization across a growing opportunity set."

Financial Results

Millions (except per unit or otherwise noted)	For the three months ended March 31
Unaudited	2022	2021
Select Financial Information
Net loss attributable to Unitholders	$(78)	(133)
Per LP unit(1)	(0.16)	(0.24)
Funds From Operations (FFO)(2)	243	242
Per Unit(2)(3)	0.38	0.38
Normalized Funds From Operations (FFO)(2)(4)	292	245
Per Unit(2)(3)(4)	0.45	0.38
Operational Information
Total generation (GWh)
– Long-term average generation	15,097	14,099
– Actual generation	15,196	13,828
Brookfield Renewable Partner's share (GWh)
– Long-term average generation	7,414	7,602
– Actual generation	7,425	7,375

Brookfield Renewable reported FFO of $243 million or $0.38 per Unit for the three months ended March 31, 2022, an 18% increase on a normalized basis over the same period prior year. After deducting non-cash depreciation and other non-cash charges, our Net loss attributable to Unitholders for the three months ended March 31, 2022 was $78 million or $0.16 per LP unit.

Highlights

  We generated funds from operations (FFO) of $243 million or $0.38 per unit, an 18% increase on a normalized basis over the same period in 2021.
  We advanced key commercial priorities, securing contracts to deliver over 1,400 gigawatt hours of clean energy annually including 500 gigawatt hours to corporate offtakers.
  We continued to accelerate our development activities, executing on our 15,000-megawatt under-construction and advanced-stage pipeline and expanding our development pipeline to 69,000 megawatts, as well as plans to submit joint-bids with a European partner to build two 750-megawatt offshore wind projects in the upcoming Dutch subsidy-free tender process.
  We closed or agreed to invest over $1.6 billion (~$340 million net to Brookfield Renewable) of capital across multiple transaction and regions, including our first investment in carbon capture solutions.
  We are progressing on ~$560 million (~$90 million net to Brookfield Renewable) of asset recycling activities, selling non-core and mature assets at strong returns. We also continued to accelerate our financing activities, maintain our robust financial capacity with close to $4 billion of available liquidity, no material near-term maturities and limited floating rate exposure.

Update On Growth Initiatives

To date in 2022, we have invested or agreed to invest over $1.6 billion (~$340 million net to Brookfield Renewable) of capital across various investments, all of which should meet or exceed our target returns of 12-15%.

During the quarter, we closed the previously announced acquisition of both a U.S. and a German utility-scale solar development business that together have a 22,000-megawatt development pipeline in high-value markets. Since announcing these investments, we have seen strong inbound PPA demand from several high-quality buyers of clean energy, driving upside to our initial business plans.

We entered a new decarbonization asset class with our investment in a leading North American modular carbon capture solutions provider. Given the trillions of dollars required to decarbonize hard to abate industrial sectors over the coming decades, we see significant potential to grow our carbon capture footprint over time, and we believe we are well positioned to do so given our strong expertise in decarbonization and experience as an operating partner and capital provider to our global network of like-minded customers.

Our investment, through a convertible security, provides an attractive entry point into carbon capture solutions with a strong partner, a proven and cost-effective product and a sizeable development pipeline. We have committed funding of up to C$300 million for projects meeting pre-agreed return thresholds and have already begun funding the build-out of our first project. The structure of the investment provides strong downside protection, and the securities, which earn an annual coupon of 8%, are convertible into the common equity of the company at our option at any time. If 100% of our commitment is invested, which we expect given the escalating carbon price and proposed investment tax credit for carbon capture in Canada, upon conversion, we will own a majority of the common equity of the business.

Our distributed generation business continued to exceed expectations, as the trends of decentralized power generation and direct customer interaction accelerate. In fact, following the one-year anniversary of our most recent acquisition in the U.S., we are now originating several hundred megawatts of new projects annually, almost 10 times the volume prior to our ownership. Our global distributed generation operating assets have grown to over 1,500 megawatts and our development pipeline has increased to over 8,600 megawatts, including significant potential capacity to provide distributed generation solutions across Brookfield’s broader business. With our leading capabilities in North America, South America, Europe and Asia, and our ability to offer a global solution for our clients, we are well positioned to continue this strong execution.

In Asia, we agreed to acquire a 235 megawatt fully contracted wind portfolio consisting of 155 megawatts of operating and 80 megawatts of ready-to-build projects for $90 million from a large and reputable local developer that will tuck-in to our existing operations. The portfolio is part of a larger opportunity of almost 700 megawatts of operating and construction-ready projects that we have secured exclusivity on.

We made significant progress delivering our construction pipeline. We commissioned 536 megawatts of capacity and continued to advance our U.S. repowering program, including the 845-megawatt Shepherds Flat project, and our 1,200-megawatt Janauba solar development project in Brazil.

We finished the quarter with 15,000 megawatts of construction and advanced-stage projects. These projects are diversified across distributed and utility-scale solar, wind, storage, hydro and green hydrogen in 15 different countries, and in total, we expect them to contribute almost $150 million in additional annual FFO to our business once completed.

We are well protected in an inflationary environment

As central banks tighten monetary policy, markets are increasingly focused on the potential for sustained inflation in the future. We are fortunate that regardless of whether inflation is transitory or sustained, we expect our business to perform well. In fact, we see inflation as a tailwind for our operating assets given that approximately 70% of our contracts are indexed to inflation and we have a largely fixed cost structure with relatively limited exposure to rising labour costs or increasing maintenance capital expenditures. Our input costs for the sun, wind and water remain unchanged at zero. This compares to an over 50% increase in energy input costs for most alternative electricity generation over the last twelve months. Together with our almost exclusively fixed rate debt structure means the compounding effect of inflating revenue streams should drive very meaningful operating leverage across our business.

Our 15,000 megawatts of under-construction and advanced-stage assets benefit from our focus on avoiding risk. We virtually always lock in the cost of our major components when we sign revenue contracts. As a result, we believe we have matched our costs and revenues and locked in a large share of our target return. And while global supply chain disruptions continue to impact our industry, our diversified pipeline and strong relationships with suppliers mean that we are well placed to manage these issues such that they are not material to our business.

These supply chain challenges have reduced the supply of new projects, as some developers will delay or walk away from their obligations. This creates a potential upside for our business, as demand for clean energy continues to grow, increasing the value of high-quality ready-to-build projects that can meet customers’ near-term needs. We are fortunate to have many such projects in our pipeline and are seeing significant demand for their future generation in the form of higher PPA prices.

We are confident that inflation and supply chain pressures will not drive a slowdown in the adoption of clean energy globally. Elevated and volatile global energy prices continue to reinforce wind and solar’s position as the cheapest form of bulk electricity production and demonstrate the benefit of generation that is not subject to variable input costs. Across our 69,000-megawatt pipeline, which is diversified across regions and technologies, we have seen a strong willingness from the largest buyers of clean energy to absorb higher prices as the benefits of decarbonization, energy security, and price stability far outweigh the small increases in costs they are facing. Furthermore, our scale and centralized procurement function help ensure that we are a priority client for suppliers and give us operational flexibility. We are well positioned to manage inflation or supply chain pressures going forward and remain a partner of choice with the ability to deliver new projects for those looking to decarbonize.

Results From Operations

We generated FFO of $243 million or $0.38 per unit during the quarter, reflecting solid performance. Our operations benefited from strong asset availability, higher power prices, and recent acquisitions. On a normalized basis, our per unit results were up 18% year-over-year.

With an increasingly diversified portfolio of operating assets, limited concentration risk with counterparties, and a long-term contract profile, our cash flows are highly resilient. And while generation for the quarter was in-line with long-term average, strong generation in our lower priced markets and weaker performance in our higher priced markets translated to lower-than-expected FFO. This dynamic is already normalizing, and while we expect this variability from time-to-time, we also expect to benefit from offsetting positive periods in the future. Further, we are continuously diversifying the business, which increasingly mitigates exposure to any single resource, market, or counterparty, and our variability becomes less and less every year.

During the quarter, our hydroelectric segment delivered FFO of $164 million. Hydropower continues to enhance its status as the premier renewable technology due to its perpetual nature, grid-stabilizing capabilities, and dispatchability. Growing demand for carbon-free baseload generation, in an increasingly constructive pricing environment as more intermittent renewables are added to the grid, is supporting our ability to contract these assets on a long-term basis at attractive all-in prices with built-in inflation escalation. Further, the grid-stabilizing services and storage qualities embedded in large hydros are increasingly valuable in today’s market.

And while our results benefitted from higher all-in market prices during the quarter, the impact was limited given we were largely contracted going into the year. However, throughout this year, we will have increasing amounts of hydro capacity across our fleet which will come available to benefit from these dynamics. Over the next five years, the ability to recontract almost 5,500 gigawatt hours of generation in North America should meaningfully add to our bottom line. Resetting this generation to market prices today would contribute approximately $120 million of incremental FFO, while creating incremental financing capacity, which would likely represent a highly accretive funding source for our growth.

Our wind and solar segments generated a combined $156 million of FFO. We continue to benefit from growth of these segments and the stable revenues they generate given the diversification of our fleet and highly contracted cash flows under long duration power purchase agreements.

Our distributed generation, storage & other segment generated $47 million of FFO. Our portfolio continues to grow while we assist commercial and industrial partners in achieving their decarbonization goals and provide critical grid stabilizing ancillary services and back-up capacity required to address the increasing intermittency of greener electricity grids.

Balance Sheet And Liquidity

Our financial position remains strong, with almost $4 billion of total available liquidity providing significant flexibility to fund growth.

We have continued to accelerate our financing activities, extending the term of our debt and locking in attractive interest rates. As a result, our balance sheet is in excellent shape, with an average debt duration across our portfolio of 13 years, no material near-term maturities, and less than 10% exposure to floating rate debt, almost all of which is in Brazil and Colombia where we have the benefit of full inflation escalation in our contracts.

We also continue to sell assets to drive value and fund growth. During the quarter, we signed an agreement to sell a small hydro portfolio in Brazil returning almost three times our capital over our 10-year hold period. We also met all conditions to close the sale of a number of our Mexican assets developed by our 50% owned global solar developer. This will generate ~$240 million of proceeds (~$30 million net to Brookfield Renewable) more than doubling our invested capital over our two-year hold period.

Environmental, Social and Governance (ESG)

Our business is driven by operational excellence, strong investment returns and our goals to make a positive difference for the environment, our people, and the communities in which we operate. To demonstrate our commitment, we are proud to announce in our third annual ESG report, which was published today alongside our inaugural TCFD report, our goal of achieving net zero across our existing renewables operations and to develop an additional 21,000 megawatts of new clean energy capacity, representing a doubling of our portfolio to 42,000 megawatts, by 2030.

Distribution Declaration

The next quarterly distribution in the amount of $0.32 per LP unit, is payable on June 30, 2022 to unitholders of record as at the close of business on May 31, 2022. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.32 per share, also payable on June 30, 2022 to shareholders of record as at the close of business on May 31, 2022. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable Partners maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of BEP units who are residents in Canada to acquire additional LP units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at www.bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at www.bep.brookfield.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 21,000 megawatts of installed capacity and an approximately 69,000-megawatt development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $725 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Simon Maine	Robin Kooyman
Managing Director – Communications	Senior Vice President - Investor Relations
+44 (0) 739 8 909 278	(416) 649-8172
simon.maine@brookfield.com	robin.kooyman@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s First Quarter 2022 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on May 6, 2022 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/dnicumbs or via teleconference at 1-866-688-9430 toll free in North America. If dialing from outside Canada or the U.S., please dial 1-409-216-0817 at approximately 8:50 a.m. Eastern Time. When prompted, enter the conference ID, 2250265. A recording of the teleconference can be accessed through May 13, 2022 at 1-855-859-2056, or from outside Canada and the U.S. please call 1-404-537-3406. When prompted, enter the conference ID, 2250265.

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	March 31		December 31
	2022		2021
Assets
Cash and cash equivalents		$734		$764
Trade receivables and other financial assets(5)		2,297		2,301
Equity-accounted investments		1,145		1,107
Property, plant and equipment, at fair value		51,167		49,432
Goodwill, deferred income tax and other assets(6)		3,038		2,263
Total Assets		$58,381		$55,867

Liabilities
Corporate borrowings		$2,292		$2,149
Borrowings which have recourse only to assets they finance(7)		19,908		19,380
Accounts payable and other liabilities(8)		5,243		4,127
Deferred income tax liabilities		6,480		6,215

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$12,708		$12,303
General partnership interest in a holding subsidiary held by Brookfield	60		59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,923		2,894
BEPC exchangeable shares	2,588		2,562
Preferred equity	619		613
Perpetual subordinated notes	592		592
Preferred limited partners' equity	832		881
Limited partners' equity	4,136	24,458	4,092	23,996
Total Liabilities and Equity		$58,381		$55,867

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results
UNAUDITED	For the three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenues	$1,136	$1,020
Other income	71	27
Direct operating costs(9)	(350)	(391)
Management service costs	(76)	(81)
Interest expense	(266)	(233)
Share of earnings from equity-accounted investments	19	5
Foreign exchange and financial instrument (loss) gain	(37)	48
Depreciation	(401)	(368)
Other	(47)	(99)
Income tax recovery (expense)
Current	(42)	(16)
Deferred	26	33
Net income (loss)	$33	$(55)
Net loss attributable to preferred equity, preferred limited partners' equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	$(111)	$(78)
Net loss attributable to Unitholders	(78)	(133)
Basic and diluted loss per LP unit	$(0.16)	$(0.24)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended March 31
UNAUDITED (MILLIONS)	2022	2021
Operating activities
Net income (loss)	$33	$(55)
Adjustments for the following non-cash items:
Depreciation	401	368
Unrealized foreign exchange and financial instrument loss (gain)	50	(27)
Share of earnings from equity-accounted investments	(19)	(5)
Deferred income tax recovery	(26)	(33)
Other non-cash items	—	14
	439	262
Net change in working capital and other(10)	(136)	89
	303	351
Financing activities
Non-recourse borrowings, commercial paper, and related party borrowings, net	1,274	916
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	106	814
Redemption of equity instruments and related costs	(49)	—
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(191)	(139)
To unitholders of Brookfield Renewable or BRELP	(230)	(216)
	910	1,375
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	(780)	(1,428)
Investment in property, plant and equipment	(452)	(289)
Disposal of associates and other securities, net	39	2
Restricted cash and other	(50)	(50)
	(1,243)	(1,765)
Foreign exchange gain (loss) on cash	(1)	(11)
Cash and cash equivalents
Decrease (increase)	(31)	(50)
Net change in cash classified within assets held for sale	1	(23)
Balance, beginning of period	764	431
Balance, end of period	$734	$358

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED MARCH 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric
North America	3,144	3,128	3,237	3,233	$216	$205	$129	$141	$84	$104
Brazil	1,081	1,152	988	988	48	52	53	48	45	39
Colombia	972	833	865	806	73	55	53	35	35	27
	5,197	5,113	5,090	5,027	337	312	235	224	164	170
Wind
North America	1,147	1,107	1,193	1,435	86	122	60	81	44	62
Europe	244	371	277	380	51	43	46	67	41	60
Brazil	101	126	126	126	6	7	4	4	3	2
Asia	134	112	133	100	9	7	7	6	4	4
	1,626	1,716	1,729	2,041	152	179	117	158	92	128
Solar	354	327	423	364	81	77	90	59	64	30
Distributed generation, storage & other(11)	248	219	172	170	79	70	60	46	47	33
Corporate	—	—	—	—	—	—	(3)	2	(124)	(119)
Total	7,425	7,375	7,414	7,602	$649	$638	$499	$489	$243	$242

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended March 31, 2022:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Solar	DG, storage & other	Corporate	Total
Net income (loss)	$82	$(14)	$8	$41	$(84)	$33
Add back or deduct the following:
Depreciation	157	148	66	30	—	401
Deferred income tax expense (recovery)	(6)	11	(11)	(3)	(17)	(26)
Foreign exchange and financial instrument loss (gain)	60	(4)	7	(7)	(19)	37
Other(12)	8	23	21	7	17	76
Management service costs	—	—	—	—	76	76
Interest expense	124	62	40	16	24	266
Current income tax expense (recovery)	37	4	1	—	—	42
Amount attributable to equity accounted investments and non-controlling interests(13)	(227)	(113)	(42)	(24)	—	(406)
Adjusted EBITDA	$235	$117	$90	$60	$(3)	$499

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended March 31, 2021:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Solar	DG, storage & other	Corporate	Total
Net income (loss)	$133	$(59)	$(23)	$15	$(121)	$(55)
Add back or deduct the following:
Depreciation	135	148	66	19	—	368
Deferred income tax expense (recovery)	(1)	(4)	1	(3)	(26)	(33)
Foreign exchange and financial instrument loss (gain)	4	—	(18)	(7)	(27)	(48)
Other(12)	12	71	28	8	73	192
Management service costs	—	—	—	—	81	81
Interest expense	97	58	45	11	22	233
Current income tax expense (recovery)	11	4	—	1	—	16
Amount attributable to equity accounted investments and non-controlling interests(13)	(167)	(60)	(40)	2	—	(265)
Adjusted EBITDA	$224	$158	$59	$46	$2	$489

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended March 31:

	For the three months ended March 31
UNAUDITED (MILLIONS)	2022	2021
Net income (loss)	$33	$(55)
Add back or deduct the following:
Depreciation	401	368
Deferred income tax recovery	(26)	(33)
Foreign exchange and financial instruments gain (loss)	37	(48)
Other(12)	76	192
Amount attributable to equity accounted investment and non-controlling interest(14)	(278)	(182)
Funds From Operations	$243	$242
Normalized long-term average generation adjustment	47	3
Normalized foreign currency adjustment	2	—
Normalized Funds From Operations	$292	$245

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Net income (loss) per LP unit is reconciled to Funds From Operations per Unit for the three months ended March 31:

	For the three months ended March 31
	2022	2021
Net income (loss) per LP unit(1)	$(0.16)	$(0.24)
Adjust for the proportionate share of
Depreciation	0.38	0.37
Deferred income tax recovery and other	0.12	0.25
Foreign exchange and financial instruments loss (gain)	0.04	—
Funds From Operations per Unit(3)	$0.38	$0.38
Normalized long-term average generation adjustment	0.07
Normalized foreign exchange adjustment	—	—
Normalized Funds From Operations per Unit(3)	$0.45	$0.38

BROOKFIELD RENEWABLE CORPORATION REPORTS
FIRST QUARTER RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.32 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on June 30, 2022 to shareholders of record as at the close of business on May 31, 2022. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The BEPC exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "Partnership") (NYSE: BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and BEP's LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR at www.sedar.com.

Financial Results

Millions (except per unit or otherwise noted)	For the three months ended March 31
Unaudited	2022	2021
Select Financial Information

Net loss attributable to the partnership	$(976)	$(9)
Funds From Operations (FFO)(2)	153	126
Operational Information
Proportionate Generation (GWh)	4,737	4,652

BEPC reported FFO of $153 million for the three months ended March 31, 2022 compared to $126 million in the prior year. After deducting non-cash depreciation, remeasurement of the BEPC exchangeable and class B shares, and other non-cash items our Net loss attributable to the partnership for the three months ended March 31, 2022 was $976 million.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	March 31		December 31
	2022		2021
Assets
Cash and cash equivalents		$558		$410
Trade receivables and other financial assets(5)		1,929		1,956
Equity-accounted investments		460		455
Property, plant and equipment, at fair value		38,654		37,915
Goodwill, deferred income tax and other assets(6)		1,472		1,250
Total Assets		$43,073		$41,986

Liabilities
Borrowings which have recourse only to assets they finance(7)		$13,745		$13,512
Accounts payable and other liabilities(8)		3,143		3,066
Deferred income tax liabilities		5,232		5,020
BEPC exchangeable and class B shares		7,073		6,163

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$10,573		$10,297
Participating non-controlling interests – in a holding subsidiary held by the partnership	293		261
The partnership	3,014	13,880	3,667	14,225
Total Liabilities and Equity		$43,073		$41,986

Brookfield Renewable Corporation
Consolidated Statements of Income (Loss)

UNAUDITED (MILLIONS)	For the three months ended March 31
	2022	2021

Revenues	$929	$839
Other income	64	14
Direct operating costs(9)	(291)	(338)
Management service costs	(52)	(55)
Interest expense	(228)	(220)
Share of (loss) earnings from equity-accounted investments	(2)	2
Foreign exchange and financial instrument gain (loss)	(33)	34
Depreciation	(296)	(290)
Other	(26)	(146)
Remeasurement of BEPC exchangeable and class B shares	(909)	94
Income tax (expense) recovery
Current	(38)	(13)
Deferred	—	17
	(38)	4
Net loss	$(882)	$(62)
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$90	$(56)
Participating non-controlling interests – in a holding subsidiary held by the partnership	4	3
The partnership	(976)	(9)
	$(882)	$(62)

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

UNAUDITED (MILLIONS)	For the three months ended March 31
	2022	2021
Operating activities
Net loss	$(882)	$(62)
Adjustments for the following non-cash items:
Depreciation	296	290
Unrealized foreign exchange and financial instruments loss (gain)	55	(17)
Share of earnings from equity-accounted investments	2	(2)
Deferred income tax expense	—	(17)
Other non-cash items	(12)	50
Remeasurement of exchangeable and class B shares	909	(94)
	368	148
Net change in working capital and other(10)	(116)	144
	252	292
Financing activities
Non-recourse borrowings and related party borrowings, net	190	52
Capital contributions from participating non-controlling interests	61	27
Distributions paid and return of capital:
To participating non-controlling interests	(165)	(136)
	86	(57)
Investing activities
Investment in property, plant and equipment	(168)	(239)
Restricted cash and other	(23)	(38)
	(191)	(277)
Foreign exchange gain (loss) on cash	1	(10)
Cash and cash equivalents
Increase (decrease)	148	(52)
Net change in cash classified within assets held for sale	—	(5)
Balance, beginning of period	410	355

Balance, end of period	$558	$298

RECONCILIATION OF NON-IFRS MEASURES

The following table reconciles Net income (loss) to Funds From Operations for the three months ended March 31:

	For the three months ended March 31
UNAUDITED (MILLIONS)	2022	2021

Net income (loss)	$(882)	$(62)
Add back or deduct the following:
Depreciation	296	290
Foreign exchange and financial instruments loss (gain)	33	(34)
Deferred income tax expense (recovery)	—	(17)
Other(15)	50	185
Dividends on BEPC exchangeable shares(16)	55	52
Remeasurement of BEPC exchangeable and BEPC class B shares	909	(94)
Amount attributable to equity accounted investments and non-controlling interests(17)	(308)	(194)
Funds From Operations	$153	$126

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this letter to unitholders include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio (including our ability to recontract certain asset), technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, future energy prices and demand for electricity, global decarbonization targets, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this letter to unitholders. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this letter to unitholders include (without limitation) our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and in the Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this letter to unitholders and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this letter to unitholders. This letter to unitholders is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to to FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit used by other entities. We believe that FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Three Months Ended March 31” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q1 2022 interim report. Normalized FFO assumes long-term average generation in all segments except the Brazil and Colombia hydroelectric segments and uses 2021 foreign currency rates.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Endnotes

(1)	For the three months ended March 31, 2022, average LP units totaled 275.1 million (2021: 274.8 million).
(2)	Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(3)	Average Units outstanding for the three months ended March 31, 2022 were 645.8 million (2021: 645.5 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and general partner interest. The actual Units outstanding as at March 31, 2022 were 645.8 million (2021: 645.6 million).

(4)	Normalized FFO assumes long-term average generation in all segments and uses 2021 foreign currency rates. For the three months ended March 31, 2022, the change related to long-term average generation totaled $47 million (2021: $3 million) and the change related to foreign currency totaled $2 million.

(5)	Balance includes restricted cash, trades receivables and other current assets, financial instrument assets, and due from related parties.
(6)	Balance includes goodwill, deferred income tax assets, assets held for sale, intangible assets, and other long-term assets.
(7)	Balance includes current and non-current portion of non-recourse borrowings on the consolidated statement of financial position.
(8)	Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, liabilities directly associated with assets held for sale and other long-term liabilities.

(9)	Direct operating costs exclude depreciation expense disclosed below.
(10)	Balance includes dividends received from equity accounted investments and changes due to or from related parties.
(11)	Actual generation includes 105 GWh (2021:72 GWh) from facilities that do not have a corresponding LTA.
(12)	Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.

(13)	Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(14)	Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(15)	Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.

(16)	Balance is included within interest expense on the consolidated statements of income (loss).
(17)	Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

(18)	Any references to capital refer to Brookfield's cash deployed, excluding any debt financing.
(19)	Available liquidity of $4 billion refers to "Part 5 - Liquidity and Capital Resources" in the Management Discussion and Analysis in the Q1 2022 Interim Report.
(20)	12-15% target returns are calculated as annualized cash return on investment.